U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

October, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

November 16, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (9 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(84,401)	(207,658)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(179,691)	(638,356)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	22,793	71,679

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(241,299)	(774,335)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

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Appendix 5B Page 1

Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	-

1.13	Total operating and investing cash flows (carried forward)	(241,299)	(774,335)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(241,299)	(774,335)

1.20	Cash at beginning of quarter/year to date	4,083,108	4,616,407

1.21	Exchange rate adjustments to item 1.20	(2,558)	(2,821)

1.22	Cash at end of quarter (see note 1)	3,839,251	3,839,251

Note 1: C$3,839,000 converted at the exchange rate applicable at September 30, 2005 of 0.8874 equals approximately A$4,325,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $C
77,428
1.23	Aggregate amount of payments to the parties included in item 1.2

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada and the provision of office facilities in Australia.  The provision of office facilities and staff in Canada is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

See chapter 19 for defined terms.

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Appendix 5B Page 2

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total	150,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	139,251	233,108

5.2	Deposits at call	3,700,000	3,850,000

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	3,839,251	4,083,108

See chapter 19 for defined terms.

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Appendix 5B Page 3

Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

	Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1

6.2

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Appendix 5B Page 4

Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

  This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

  This statement does give a true and fair view of the matters disclosed.

Sign here:                                                                                                        Date: ___October 28, 2005_________________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

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Appendix 5B Page 5

Argosy Minerals Inc

Additional Information

APPENDIX I

Item 7.7 – Options

Granted / Exercised	Expired Date	Exercise Price ($)	Number of Options	Balance Outstanding at September 30, 2005

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)
Cancelled 2004			(350,000)
Cancelled August 11, 2005			(600,000)	2,125,000

Balance outstanding September 30, 2005				2,125,000

6

ARGOSY

M I N E R A L S  I N C

ARBN 073 391 189

October 28, 2005

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending September 30, 2005 - Summary of Activities and Expenditures

During the quarter ended 30th September 2005 Argosy continued with access trail construction and trenching of the Lac Panache property near Sudbury, Ontario.

Bottle roll leach tests have commenced on samples of limonite and saprolite from the Musongati lateritic nickel - cobalt deposit in Burundi.

With a new government in Burundi being sworn in during the quarter, Argosy has arranged for a meeting with the new Minister of Energy and Mines in Bujumbura.  This meeting is scheduled for early in the 4th quarter.

Argosy has continued to evaluate other business opportunities.  Those investigated this quarter include several gold properties in China, a copper-cobalt property in central Africa, and a nickel laterite in Western Australia.

Summary of Expenditures

Legal, Administrative, Consultants	$ 42,458
Claim Fees	6,328
Equipment Rental	35,615
$ 84,401

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

A program of trail construction and trenching of known geophysical and geochemical anomalies commenced this quarter.  Work is concentrating on the western side of the claim block immediately south of Lac Panache where past geophysical work identified anomalies within and along the upper and lower contacts of the Nipissing Gabbro.  Diamond saw channel sampling and mapping will take place in the 4th Quarter.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

With the state of force majeure lifted last quarter, Argosy has recommenced its evaluation of the nickel-cobalt laterite at Musongati.

Samples of limonite (1.21% nickel and 0.17% cobalt) and saprolite (3.52% nickel and 0.09% cobalt), taken from half core, have been submitted to a Perth metallurgical laboratory for bottle roll leach tests.  These tests are designed to provide a preliminary indication of nickel recovery by means of heap leaching and/or atmospheric vat leaching.  The test work is expected to take 5 weeks to complete.  Should the tests suggest that the laterite is amenable to atmospheric leaching then a bulk sample will be collected for more extensive column leach tests.

7

Contacts have been re-established with the Ministry of Mines and Energy in Bujumbura with a view to agreeing on a strategy to go forward.

INVESTIGATION OF NEW OPPORTUNITIES

During the quarter Argosy continued to evaluate other business opportunities.  Those investigated this quarter include several gold properties in China, a copper-cobalt property in central Africa, and a nickel laterite in Western Australia.  The gold property in central China involved a field trip and some meetings with local Chinese partners.

8